Exhibit 99.1

uniQure Announces Financial Results For

Second Quarter 2016 and Update on Company Progress

~ Progress Across the Pipeline

~ Additional data on AMT-060 in Hemophilia B Expected Later this Year

~Data from Sanfilippo B and Parkinson’s Disease Studies Expected in Q1 2017

~Strong Balance Sheet to Support Advancment of Programs

Lexington, MA and Amsterdam, the Netherlands, August 25, 2016 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced its financial results for the second quarter, ended June 30, 2016, and provided an update on corporate developments.

“We continue to make solid progress on our pipeline programs and are pleased to maintain a strong cash position that will enable us to advance our product candidates well into the future,” stated Daniel Soland, chief executive officer of uniQure. “We presented promising updated clinical data from the low-dose cohort of our ongoing Phase I/II study of AMT-060, which demonstrated durable, therapeutically relevant Factor IX activity in older patients with severe hemophilia B and advanced joint disease.  Importantly, we expect to present up to one year of follow-up data from our low dose cohort and up to 6 months of follow-up data from our second dose cohort of AMT-060 later this year.  Additionally, we look forward to clinical data presentations from studies in Sanfilippo B and Parkinson’s disease in the first quarter of 2017.”

Recent Corporate Highlights

Pipeline and Business Updates

Liver/Metabolic Diseases

•                  Advancing AMT-060 in Hemophilia B — uniQure presented updated results from its ongoing Phase I/II clinical trial of AMT-060 in patients with severe hemophilia B and advanced joint disease at the World Federation of Hemophilia Congress. The clinical data from the low-dose cohort showed sustained Factor IX (FIX) activity and a substantial reduction in FIX usage. All patients had improvements in their disease phenotype and continued to maintain durable levels of FIX activity for up to 9 months post treatment.  Four out of five patients remained free of prophylactic FIX usage with mean steady-state FIX activity of 5.4% of normal and an 82% reduction in total FIX usage through up to 9 months.  Of note, AMT-060 continues to demonstrate a very low screening failure rate, with all patients screened in the study testing negative for pre-existing anti-AAV5 antibodies. All five patients in the second-dose cohort have now been treated, with 6-month data expected to be available for presentation later this year.

Central Nervous System (CNS) Diseases

•                  Ongoing Follow-up of AMT-110 in Sanfilippo B - uniQure anticipates that all four patients in this Phase I/II extension study will have completed their 30-month evaluation late this year and that clinical data will be presented in the first quarter of 2017.  uniQure assumed sponsorship of the Phase I/II study extension protocol earlier this year.

•                  Advancing Preclinical Research of AMT-130 in Huntington’s Disease — uniQure is conducting ongoing IND-enabling studies of AMT-130 in non-human primates.  Earlier this year, uniQure published and presented data providing preclinical proof-of-concept and demonstrating the potential of a one-time administration of AAV5-delivered gene therapy to successfully silence the Huntingtin gene.

•                  Continued Progress on Phase I/IIa Study of AMT-140 in Parkinson’s Disease — Two of the four, six-patient cohorts have now been fully enrolled since June 2016 in an ongoing Phase I/IIa clinical study of AMT-140, an AAV2-GDNF gene therapy for the treatment of Parkinson’s disease.  Top-line data, including safety, tolerability and preliminary efficacy results, are expected to be available for presentation in the first quarter of 2017.  The study is being conducted under the direction of Krystof Bankiewicz at the University of California, San Francisco (UCSF) and John Heiss at the National Institutes of Health.  uniQure has exclusive rights to GDNF in gene therapy and has the option to acquire the program from UCSF.

Cardiovascular Diseases

•                  Increasing Activity in Support of BMS Collaboration — uniQure and its collaboration partner, Bristol Myers Squibb (BMS), continue to conduct IND-enabling studies for S100A1, a proprietary gene therapy for chronic heart failure.  In addition to S100A1, uniQure and BMS have initiated work on 3 additional targets designated under their collaboration.

Leadership Team and Board of Directors

•                  Added Key Talent — In the second quarter, uniQure significantly strengthened its senior management team with the appointment of Paul Firuta as Chief Commercial Officer, Hans Janssen as Senior Vice President, Human Resources, Maria E. Cantor as Senior Vice President, Investor Relations & Communications, and Jonathan Garen as Chief Business Officer.

•                  Completed Corporate Governance Changes — Following its Annual General Meeting in June, the Company transitioned from a two-tier Supervisory Board and Management Board to a single Board of Directors structure with executive and non-executive members. This new structure reflects corporate goverance standards most familiar to the majority of the Company’s shareholder base.

In addition, the Company appointed Jack Kaye, a seasoned financial executive with more than 40 years of diversified experience, to its Board of Directors.  Company shareholders also approved the appointments of Daniel Soland, chief executive officer, and Matthew Kapusta, chief financial officer, as executive directors of the Board.  Finally, as part of the governance transition, Mr. Ferdinand Verdonck and Mr. Joseph Fezcko retired from the board.

Business Development

•                  In the second quarter, uniQure revised its existing license contract with Protein Sciences Corporation for the use of its expresSF+ (SF+) insect cell line to provide the Company with a royalty free, perpetual right and license to the licensed technology in the field of AAV-based gene therapy.

Financial Highlighlights for Q2 2016

As of June 30, 2016, the Company held cash and cash equivalents of €165.6 million, compared with of €203.5 million as of December 31, 2015, a decrease of €37.9 million. The decrease includes €36.4 million of cash used in operating, investing and financing activities during the six months ended June 30, 2016, in addition to a €1.5 million loss related to foreign currency effects on U.S. dollar-denominated deposits. The Company maintains its expectation that existing cash resources will be sufficient to fund operations into the second half of 2018.

Licensing and collaboration revenues for the three months ended June 30, 2016 were €3.9 million, compared with €1.6 million for the comparable period in 2015. The increase relates to increased research activity associated with S100A1 for heart failure, which are fully reimbursed by BMS in accordance with the Company’s collaboration agreement.

Research and development expenses were €17.3 million for the three months ended June 30, 2016, compared with €10.6 million for the comparable period in 2015. The increase is mainly due to increased activity in support of our collaboration agreement with BMS, validation and scale-up activities related to AMT-060 in the Company’s Lexington facility, increased facility costs in Amsterdam and the continued progression of our gene therapy product candidates targeting Sanfillipo B, Huntington’s disease and hemophilia A.

Selling, general and administrative expenses were €5.5 million for the three months ended June 30, 2016, compared with €4.5 million for the comparable period in 2015. The change is primarily related to an increase in personnel expense, as well as an increase in expenses associated with the Glybera global registry and Phase IV study, which are currently classified as selling, general and administrative expenses, but were previously capitalized in the same period in 2015 prior to the commencement of Glybera commercialization.

The net loss for the second quarter 2016 was €19.3 million, or €0.77 per share, compared with €18.9 million, or €0.87 per share, for the second quarter of 2015. The Company had 25,137,009 ordinary shares outstanding as of June 30, 2016.

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with liver/metabolic, central nervous system and cardiovascular diseases. www.uniQure.com

uniQure Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the development of our gene therapy product candidates, the success of our collaborations and the risk of cessation, delay or lack of success of any of our ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with collaboration arrangements, our and our collaborators’ clinical development activities, regulatory oversight, product commercialization and intellectual property claims, as well as the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s 2015 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2016. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure Contacts:

Maria E. Cantor

Direct: 339-970-7536

Mobile:  617-680-9452

m.cantor@uniQure.com

Eva Mulder

Direct: +31 20 240 6103

Mobile: +31 6 52 33 15 79

e.mulder@uniQure.com

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Financial Position

(€ in thousands)

	December 31,	June 30,
	2015	2016
Assets
Non-current assets
Goodwill	442	442
Intangible assets other than Goodwill	7,209	8,956
Property, plant and equipment	23,820	24,041
Other non-current assets	1,142	1,675
Total non-current assets	32,613	35,114
Current assets
Receivables from related parties	3,792	1,502
Trade and other receivables	1,730	5,195
Inventories	435	363
Cash and cash equivalents	203,532	165,646
Total current assets	209,489	172,706
Total assets	242,102	207,820
Equity
Share capital	1,216	1,257
Share premium	344,803	346,732
Other reserves	26,026	29,785
Accumulated deficit	(252,561)	(292,468)
Total equity	119,484	85,306
Liabilities
Non-current liabilities
Borrowings	13,434	18,356
Derivative financial instruments - related party	530	136
Deferred rent	5,737	5,789
Deferred revenue	75,852	73,507
Contingent consideration	2,687	2,915
Total non-current liabilities	98,240	100,703
Current liabilities
Trade and other payables	11,220	12,568
Derivative financial instruments - related parties	992	222
Borrowings	5,124	—
Borrowings - derivative	238	51
Deferred rent	579	592
Deferred revenue	6,225	5,978
Provisions	—	2,400
Total current liabilities	24,378	21,811
Total liabilities	122,618	122,514
Total equity and liabilities	242,102	207,820

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(€ in thousands except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
License revenues	492	1,101	713	2,202
Collaboration revenues	1,123	2,840	2,009	5,641
Total revenues	1,615	3,941	2,722	7,843
Cost of goods sold	—	(76)	—	(152)
Other income	140	423	346	824
Research and development expenses	(10,613)	(17,335)	(20,719)	(32,463)
Selling, general and administrative expenses	(4,509)	(5,504)	(8,668)	(12,108)
Other gains/(losses), net	(5,241)	(321)	(996)	(4,379)
Total operating costs	(20,223)	(22,813)	(30,037)	(48,278)
Operating loss	(18,608)	(18,872)	(27,315)	(40,435)
Finance income	46	64	65	1,584
Finance expense	(325)	(523)	(4,275)	(1,056)
Finance income/(expense), net	(279)	(459)	(4,210)	528
Result before corporate income tax	(18,887)	(19,331)	(31,525)	(39,907)
Provision for income taxes	—	—	—	—
Net loss	(18,887)	(19,331)	(31,525)	(39,907)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations	(285)	356	1,086	(301)
Other comprehensive income/(loss)	(285)	356	1,086	(301)
Total comprehensive loss	(19,172)	(18,975)	(30,439)	(40,208)
Loss per share attributable to the equity holders of the Company during the period:
Basic and diluted loss per share	(0.87)	(0.77)	(1.58)	(1.60)

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Changes in Equity/Deficit

(€ in thousands)

	Total
	share	Share	Other	Accumulated	Total
	capital	premium	reserves	deficit	equity
Balance at January 1, 2015	905	206,111	17,149	(181,081)	43,084
Loss for the period	—	—	—	(31,525)	(31,525)
Other comprehensive income/(loss)	—	—	1,086	—	1,086
Total comprehensive income/(loss)	—	—	1,086	(31,525)	(30,439)
Capital contributions	231	101,747	—	—	101,978
Share issuance costs	—	(612)	—	—	(612)
Share based payment/expense	—	—	3,416	—	3,416
Balance at June 30, 2015	1,136	307,246	21,651	(212,606)	117,427
Loss for the period	—	—	—	(39,955)	(39,955)
Other comprehensive income/(loss)	—	—	164	—	164
Total comprehensive income/(loss)	—	—	164	(39,955)	(39,791)
Capital contributions	80	37,557	—	—	37,637
Share based payment/expense	—	—	4,211	—	4,211
Balance at December 31, 2015	1,216	344,803	26,026	(252,561)	119,484
Loss for the period	—	—	—	(39,907)	(39,907)
Other comprehensive income/(loss)	—	—	(301)	—	(301)
Total comprehensive income/(loss)	—	—	(301)	(39,907)	(40,208)
Capital contributions	41	1,929	—	—	1,970
Share based payment/expense	—	—	4,060	—	4,060
Balance at June 30, 2016	1,257	346,732	29,785	(292,468)	85,306

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(€ in thousands)

	Six months ended
	June 30,
	2015	2016
Cash flow from operating activities
Net loss	(31,525)	(39,907)
Adjustments for:
Amortization on intangible assets	—	378
Depreciation	1,877	2,462
Lease incentive	333	(398)
Loss/(gain) on derivatives	1,666	(1,351)
Loss/(gain) on foreign exchanges	1,873	1,280
Share-based expenses	3,416	4,060
Changes in provisions	—	2,400
Changes in trade and other receivables	(1,363)	(1,174)
Changes in inventories	(214)	72
Changes in other current liabilities	(232)	810
Changes in deferred revenue	52,769	(2,592)
Cash generated from/(used in) operations	28,600	(33,960)
Interest paid	(929)	(1,006)
Net cash generated from/(used in) operating activities	27,671	(34,966)
Cash used in investing activities
Purchases of intangible assets	(1,729)	(10)
Purchases of property, plant and equipment	(1,855)	(2,776)
Changes in restricted cash	—	(555)
Interest received	59	33
Net cash used in investing activities	(3,525)	(3,308)
Cash flow from financing activities
Proceeds from shares issued	101,366	1,970
Payments of finance lease	(82)	(88)
Net cash generated from financing activities	101,284	1,882
Net increase/(decrease) in cash and cash equivalents	125,430	(36,392)
Currency effect cash and cash equivalents	3,206	(1,494)
Cash and cash equivalents at January 1	53,219	203,532
Cash and cash equivalents at June 30	181,855	165,646